Afya Limited Announces Medical Seats Increase in Afya Abaetetuba

Belo Horizonte, Brazil, February 06, 2026 – Afya Limited (Nasdaq: AFYA; B3: A2FY34) (“Afya” or the “Company”), the leading medical education group and provider of medical practice solutions in Brazil, today announced that the Secretary of Regulation and Supervision of Higher Education of the Ministry of Education (“MEC”) has authorized an increase of 63 medical seats for ITPAC – Instituto Tocantinense Presidente Antonio Carlos Porto S.A. (“Afya Abaetetuba”), located in the city of Abaetetuba, in the state of Pará. With this authorization, Afya’s Abaetetuba campus will offer a total of 113 medical seats.

As Afya Cametá—an approved but, non-operating medical school —and Afya Abaetetuba are located within the same health region, Afya Cametá will not become operational, thereby creating the capacity that enabled the approval of 63 additional medical seats at Afya Abaetetuba.

With this addition, Afya now has a total of 3,766 approved medical seats across its portfolio. This expansion reinforces the Company’s commitment to delivering high-quality medical education and further strengthens its position as the leading provider of medical education in Brazil.

About Afya:

Afya is a leading medical education group in Brazil based on the number of medical school seats, delivering an end-to-end physician-centric ecosystem that serves and empowers students and physicians to transform their ambitions into rewarding lifelong experiences from the moment they join us as medical students through their medical residency preparation, graduation program, continuing medical education activities and offering medical practice solutions to help doctors enhance their healthcare services through their whole career.

Contact: Investor Relations: ir@afya.com.br